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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2007	2006	2005	2004	2003
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$3,606	$1,717	$3,372	$3,176	$2,505
Taxes on earnings from continuing operations	863	559	1,248	950	882
Amortization of capitalized interest, net of capitalized interest	(25)	(28)	(16)	5	11
Minority interest	9	8	9	11	11

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$4,453	$2,256	$4,613	$4,142	$3,409

FIXED CHARGES Interest on long-term and short-term debt	593	416	241	200	188
Capitalized interest cost	42	43	29	9	5
Rental expense representative of an interest factor	69	66	64	59	59

TOTAL FIXED CHARGES	704	525	334	268	252

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$5,157	$2,781	$4,947	$4,410	$3,661

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	7.3	5.3	14.8	16.5	14.5

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)